                                   FORM U-7D

                       CERTIFICATE PURSUANT TO RULE 7(d)
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                                              Amendment No. 3/*/

     The undersigned certify that this certificate accurately summarizes, as required in the instructions thereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

1.   Lessee public-utility company:  San Diego Gas & Electric Company

     Address:  101 Ash Street
               P.O. Box 1831
               San Diego, CA  92112

2.   Date:  August 22, 1978

2a.  Date facility was placed in service (commercial operation):  October 31,
     1978

3.   Regulatory authority which has acted on transaction:

     Name:  California Public Utilities Commission.

     Date of Original Order:  July 11, 1978.

     Date of Supplemental Opinion and Supplemental Order:  June 3, 1993.

4.   Initial term of lease:  25 years from January 1, 1979

4a.  Renewal options:  May be extended for up to 15 years at lessee's election

5.   Brief description of facility:

     Oil or gas-fired steam turbine electric generating plant with a base load capacity of 315 (net) megawatts known as "Encina Unit 5."

6.   Principal manufacturer or supplier:  San Diego Gas & Electric Company

7.   Cost of facility:  $133,311,668.09

8.   Basic rent.  Initial term:  $252,003,934.23.

------------------------
/*/ The original Form U-7D for the above-described transaction was executed on August 21, 1978. Because that filing (and two subsequent amendments thereto) were made prior to the mandatory use of the EDGAR filing system, this amendment restates the entire form. The changes to the currently effective filing are contained in items 9 and 10 hereof.

8a.      Periodic installment:

Installment Number          Amount          Installment Number           Amount
------------------          ------          ------------------           ------
        1-29             $5,057,005.38               40               2,509,015.62
         30               2,509,015.62               41               7,527,046.87
         31               7,527,046.87               42               2,509,015.62
         32               2,509,015.62               43               7,527,046.87
         33               7,527,046.87               44               2,509,015.62
         34               2,509,015.62               45               7,527,046.87
         35               7,527,046.87               46               2,509,015.62
         36               2,509,015.62               47               7,527,046.87
         37               7,527,046.87               48               2,509,015.62
         38               2,509,015.62               49               7,527,046.87
         39               7,527,046.87               50               4,990,153.30

     Period:  semiannually

     Renewal term:  fair market rental value payable semiannually.

9.   Holder of legal title to facility:

     Sanwa Bank California, as Owner Trustee under Trust Agreement dated June 15, 1978 between Lloyds Bank California, the predecessor to the Owner Trustee, and General Fidelity Insurance Company as successor in interest to BA Leasing & Capital Corporation (formerly known as BameriLease, Inc.).

     Address:  601 South Figueroa Street
               Los Angeles, California 90017
               Mail Sort W10-4

10.  Holders of beneficial interests:

                                                           Percent of
           Name & Address              Amount Invested:     Equity:
           --------------              ----------------    -----------
General Fidelity Insurance Company      $42,231,668.09         100%
555 California Street, 4/th/ Floor
San Francisco, CA 94104

11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

                              Original Financing:
                              ------------------

     Amount borrowed;  $91,080,000.00

     Interest Rate:  9.5%

     Number of Lenders:  8

     Terms of repayment:  Amounts:

Installment Number            Amount        Installment Number            Amount
------------------            ------        ------------------            ------
        1-29             $  5,057,005.38             40               $  3,280,189.51
         30                 5,004,308.68             41                  3,280,188.19
         31                 4,486,771.57             42                  3,044,243.02
         32                 4,237,800.84             43                  3,044,240.39
         33                 4,237,800.84             44                  2,809,806.64
         34                 3,996,446.48             45                  2,809,801.37
         35                 3,996,442.53             46                  2,695,221.23
         36                 3,756,354.49             47                  2,695,217.27
         37                 3,756,347,90             48                  2,576,155.60
         38                 3,517,580.20             49                  2,576,151.65
         39                 3,517,578.88             50                  2,521,707.65
                                                                      ---------------
                                                                      $218,499,306.17
                                                                      ===============

     Period:  semiannually (in arrears over 25 years).

                           July 1, 1993 Refinancing:
                           ------------------------

     Amount borrowed;  $49,496,627.13

     Interest Rate:  6.29%

     Number of Lenders:  3

Terms of repayment:  Amounts:

Installment Number           Amount         Installment Number            Amount
------------------           ------         ------------------            ------
          1             $ 1,556,668.92               12               $ 7,527,046.87
          2               1,556,668.92               13                 2,509,015.62
          3               1,556,668.92               14                 7,527,046.87
          4               4,571,336.06               15                 2,509,015.62
          5               1,785,339.70               16                 5,299.770.06
          6               6,789,987.44               17                    12,577.97
          7               2,509,015.62               18                    12,577.97
          8               7,527,046.87               19                    12,577.97
          9               2,509,015.62               20                    12,577.97
         10               7,527,046.87               21                   412,512.96
         11               2,509,015.62                                --------------

     TOTAL                                                            $66,232,521.40
                                                                      ==============

     Period:  semiannually (in arrears over 10.5 years).


Date executed:  January 29, 1998


Signature of Holder of legal title:         SANWA BANK CALIFORNIA, as Owner
                                            Trustee


                                            By /s/ Patricia A. Ohanasian
                                               ---------------------------------
                                               Patricia A. Ohanasian
                                               Vice President

                                            Name /s/ Debra J. Pruett
                                                 -------------------------------
                                                 DEBRA J. PRUETT
                                                 VICE PRESIDENT


Signature of Holder of beneficial interest: GENERAL FIDELITY INSURANCE COMPANY


                                            By /s/ Cheryl A. Sorokin
                                               ---------------------------------

                                            Name Cheryl A. Sorokin
                                                 -------------------------------
                                                   Secretary